EXHIBIT 12.3
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income	$1,450	$828	$830	$858	$1,113
Income tax provision	345	268	237	440	547
Fixed charges	1,206	1,012	931	919	850
Pre-tax earnings required to cover the
preferred stock dividend of consolidated
subsidiaries	(15)	(16)	(15)	(17)	(16)
Total earnings	$2,986	$2,092	$1,983	$2,200	$2,494
Fixed charges:
Interest on short-term borrowings and
long-term debt, net	$1,140	$942	$859	$846	$766
Interest on capital leases	6	7	9	16	18
AFUDC debt	45	47	48	40	50
Pre-tax earnings required to cover the
preferred stock dividend of consolidated	15	16	15	17	16
Total fixed charges	$1,206	$1,012	$931	$919	$850
Ratios of earnings to fixed charges	2.48	2.07	2.13	2.39	2.93

Note:
For the purpose of computing PG&E Corporation's ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries.  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries.  Fixed charges exclude interest on tax liabili